Exhibit 99.1

BOS Continues Strong Growth Trajectory in Q2 2025, Sales Increase 36% Year-Over-Year

Company Raises Full-Year Revenue and Net Income Guidance

RISHON LE ZION, Israel, August 21, 2025 -- BOS Better Online Solutions Ltd. (“BOS” or the “Company”) (Nasdaq: BOSC) reported financial results for the second quarter and first half ended June 30, 2025, continuing its growth trajectory.

Second Quarter 2025 Financial Highlights

●	Revenue increased 36.4% to $11.5 million, compared to $8.5 million in Q2 2024.

●	Net income increased 52.7% to $765,000, or $0.13 per basic share, compared to $501,000, or $0.09 per basic share, in Q2 2024.

●	EBITDA increased to $898,000 compared to $817,000 in Q2 2024.

●	Contracted Backlog was $24 million as of June 30, 2025, compared to $22 million on March 31, 2025, and $27 million on December 31, 2024.

●	Cash and Equivalents were $5.2 million as of June 30, 2025, compared to $3.6 million as of December 31, 2024.

Eyal Cohen, Chief Executive Officer of BOS, stated: “Our strategic focus on the defense sector, combined with efforts to diversify our customer base and expand our product offerings, delivered robust 36% revenue growth in the second quarter. Year-to-date, we have achieved a record $26.5 million in sales and record net income of $2.1 million, or $0.36 per share.

“Based on these strong results and contracted activity for the second half of the year with both existing and new customers, we are raising our 2025 financial outlook. We now expect revenues between $45 million and $48 million (previously $44 million) and net income between $2.6 million and $3.1 million (previously $2.5 million) for the full year.

“With $24 million in shareholders’ equity and $5.2 million in cash, we have established a solid financial foundation to execute our expansion plans while maintaining operational stability,” Cohen concluded.

Moshe Zeltzer, Chief Financial Officer of BOS, stated: “While we continued to achieve strong sales growth, we are focused on addressing temporary margin pressures in our RFID division. During the second quarter, consolidated gross profit margin was 22.8% compared to 26.0% in the prior year quarter, primarily driven by temporary challenges in our RFID division.

“The RFID division’s gross profit margin decreased to 19.1% from 21.1% in the prior year quarter, due to operational inefficiencies that we have identified and are actively addressing through comprehensive restructuring initiatives. We expect these measures to return the RFID division to normalized performance levels of approximately 21% gross margin by the fourth quarter of 2025.

“The Supply Chain division’s gross profit margin was 24% in Q2 2025, compared to 28% in Q2 2024, which had benefited from a particularly favorable product mix.

“In connection with the RFID restructuring initiatives, the Company recorded a non-cash goodwill impairment charge of $700,000. This charge was largely offset by a $696,000 gain from the appreciation of the New Israeli Shekel (NIS) against the US dollar in the second quarter.” Zeltzer concluded.

Investor Conference Call

BOS will host a video conference meeting on August 21, 2025 at 8:30 a.m. EDT. A question-and-answer session will follow management’s presentation. To access the video conference meeting, please click on the following link: ink: https://us06web.zoom.us/j/89556415958?pwd=xKCYjpZC4qc0QbhuTFkZD5jaRzBDOs.1

For those unable to participate in the video conference, a recording of the meeting will be available the next day on the BOS website: www.boscom.com

About BOS

BOS integrates cutting-edge technologies to streamline and enhance supply chain operations for global customers in the aerospace, defense, industrial and retail sectors. The Company integrates three specialized divisions:

- Intelligent Robotics Division: Automates industrial and logistics inventory processes through advanced robotics technologies, improving efficiency and precision.

- RFID Division: Optimizes inventory management with state-of-the-art solutions for marking and tracking, ensuring real-time visibility and control.

- Supply Chain Division: Integrates franchised components directly into customer products, meeting their evolving needs for developing innovative solutions.

For more information on BOS Better Online Solutions Ltd., visit www.boscom.com.

For additional information, contact:

Matt Kreps, Managing Director

Darrow Associates

+1-214-597-8200

mkreps@darrowir.com

Eyal Cohen, CEO

+972-542525925

eyalc@boscom.com

Use of Non-GAAP Financial Information

BOS reports financial results in accordance with US GAAP and herein provides some non-GAAP measures. These non-GAAP measures are not in accordance with, nor are they a substitute for, GAAP measures. These non-GAAP measures are intended to supplement the Company’s presentation of its financial results that are prepared in accordance with GAAP. The Company uses the non-GAAP measures presented to evaluate and manage the Company’s operations internally. The Company is also providing this information to assist investors in performing additional financial analysis that is consistent with financial models developed by research analysts who follow the Company. The reconciliation set forth below is provided in accordance with Regulation G and reconciles the non-GAAP financial measures with the most directly comparable GAAP financial measures.

Safe Harbor Regarding Forward-Looking Statements

The forward-looking statements contained herein reflect management’s current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of BOS. These risk factors and uncertainties include, amongst others, the dependency of sales being generated from one or few major customers, the uncertainty of BOS being able to maintain current gross profit margins, inability to keep up or ahead of technology and to succeed in a highly competitive industry, inability to maintain marketing and distribution arrangements and to expand our overseas markets, uncertainty with respect to the prospects of legal claims against BOS, the effect of exchange rate fluctuations, general worldwide economic conditions, the effect of the war against the Hamas and other parties in the region, the continued availability of financing for working capital purposes and to refinance outstanding indebtedness; and additional risks and uncertainties detailed in BOS’ periodic reports and registration statements filed with the US Securities and Exchange Commission. BOS undertakes no obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share numbers)

	Six months ended June 30,		Three months ended June 30,
	2025	2024	2025	2024
	(Unaudited)		(Unaudited)

Revenues	$26,553	$19,734	$11,527	$8,447
Cost of revenues	20,334	14,976	8,896	6,249
Gross profit	6,219	4,758	2,631	2,198

Operating costs and expenses:
Research and development	87	84	45	40
Sales and marketing	2,540	2,213	1,277	1,051
General and administrative	1,081	956	539	448
Impairment of Goodwill	700	-	700	-
Total operating costs and expenses	4,408	3,253	2,561	1,539

Operating income	1,811	1,505	70	659
Financial income (expenses), net	424	(262)	696	(157)
Income before taxes on income	2,235	1,243	766	502
Taxes on income	121	1	1	1
Net income	$2,114	$1,242	$765	$501

Basic net income per share	$0.36	$0.22	$0.13	$0.09
Diluted net income per share	$0.33	$0.21	$0.12	$0.09
Weighted average number of shares used in computing basic net income per share	5,925	5,748	5,950	5,748
Weighted average number of shares used in computing diluted net income per share	6,385	5,833	6,438	5,837

Number of outstanding shares as of June 30, 2025 and 2024	6,060	5,748	6,060	5,748

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	June 30, 2025	December 31, 2024
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$5,170	$3,368
Restricted bank deposits	65	185
Trade receivables	15,689	11,787
Other accounts receivable and prepaid expenses	1,165	1,150
Inventories	6,917	7,870

Total current assets	29,006	24,360

LONG-TERM ASSETS	146	177

PROPERTY AND EQUIPMENT, NET	3,483	3,417

OPERATING LEASE RIGHT-OF-USE ASSETS, NET	834	779

DEFERRED TAX ASSETS	1,082	1,000

OTHER INTANGIBLE ASSETS, NET	392	422

GOODWILL	3,488	4,188

Total assets	$38,431	$34,343

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	June 30, 2025	December 31, 2024
	(Unaudited)	(Audited)

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current maturities of long term loans	$278	$439
Operating lease liabilities, current	223	176
Trade payables	6,088	6,362
Employees and payroll accruals	1,072	1,087
Deferred revenues	3,174	2,003
Accrued expenses and other liabilities	844	598

Total current liabilities	11,679	10,665

LONG-TERM LIABILITIES:
Long-term loans, net of current maturities	971	980
Operating lease liabilities, non-current	652	576
Long term deferred revenues	290	293
Accrued severance pay	609	498

Total long-term liabilities	2,522	2,347

TOTAL SHAREHOLDERS’ EQUITY	24,230	21,331

Total liabilities and shareholders’ equity	$38,431	$34,343

CONDENSED CONSOLIDATED EBITDA

(U.S. dollars in thousands)

	Six months ended June 30,		Three months ended June 30,
	2025	2024	2025	2024

Operating income	$1,811	$1,505	$70	$659
Add:
Impairment of Goodwill	700	-	700	-
Amortization of intangible assets	30	95	15	47
Stock-based compensation	20	42	10	21
Depreciation	204	179	103	90
EBITDA	$2,765	$1,821	$898	$817

SEGMENT INFORMATION

(U.S. dollars in thousands)

	RFID	Supply Chain Solutions	Intelligent Robotics	Intercompany	Consolidated
	Six months ended June 30, 2025

Revenues	$6,168	$19,734	$868	$(217)	$26,553

Gross profit	1,261	4,753	205	-	6,219

Allocated operating expenses	1,060	2,076	141	-	3,277

Impairment of goodwill and intangible assets	700	30	-		730

Unallocated operating expenses*	-	-	-		401

Income (loss) from operations	$(499)	$2,647	$64	-	1,811

Financial income and tax on income					303

Net income					$2,114

	RFID	Supply Chain Solutions	Intelligent Robotics	Intercompany	Consolidated
	Six months ended June 30, 2024

Revenues	$6,662	$12,687	$401	$(16)	$19,734

Gross profit	1,620	2,988	150	-	4,758

Allocated operating expenses	1,103	1,683	122	-	2,908

Unallocated operating expenses*	-	-	-		345

Income from operations	$517	$1,305	$28	-	1,505

Financial expenses and tax on income					(263)

Net income					$1,242

*	Unallocated operating expenses include costs not specific to a particular segment but are general to the group, such as expenses incurred for insurance of directors and officers, public company fees, legal fees, and other similar corporate costs.

SEGMENT INFORMATION

(U.S. dollars in thousands)

	RFID	Supply Chain Solutions	Intelligent Robotics	Intercompany	Consolidated
	Three months ended June 30, 2025

Revenues	$2,910	$8,344	$371	$(98)	$11,527

Gross profit	555	1,997	79	-	2,631

Allocated operating expenses	531	1,042	73	-	1,646

Impairment of goodwill and intangible assets	700	15	-		715

Unallocated operating expenses*				-	200

Income (loss) from operations	$(676)	$940	$6	-	70

Financial income and tax on income					695

Net income					$765

	RFID	Supply Chain Solutions	Intelligent Robotics	Intercompany	Consolidated
	Three months ended June 30, 2024

Revenues	$2,979	$5,330	$152	$(14)	$8,447

Gross profit	629	1,503	66	-	2,198

Allocated operating expenses	538	774	60	-	1,372

Unallocated operating expenses*				-	167

Income from operations	$91	$729	$6	-	659

Financial expenses and tax on income					(158)

Net income					$501

*	Unallocated operating expenses include costs not specific to a particular segment but are general to the group, such as expenses incurred for insurance of directors and officers, public company fees, legal fees, and other similar corporate costs.